EXHIBIT 5.1

August 30, 2002

Board of Directors
Superconductor Technologies Inc.
460 Ward Drive
Santa Barbara, California 93111-2310

     Re: Superconductor Technologies Inc., a Delaware corporation (the “Company”)

Gentlemen:

     We have acted as the Company’s counsel in connection with the preparation and filing of that certain Registration Statement on Form S-3 (the “Registration Statement”) to be filed with the Securities and Exchange Commission in connection with the registration of 2,692,048 shares (the “Shares”) of the Company’s common stock, par value $.001 per share (the “Common Stock”). The Shares consist of up to 2,692,048 shares of Common Stock which may be issued to RGC International Investors LDC as a premium payment upon conversion of their Preferred Stock at the option of the Company in lieu of cash.

     As such counsel, we have examined such matters and documents as we have deemed necessary or relevant as a basis for this opinion. Based on these examinations, it is our opinion that the shares described above will be legally issued, fully paid and non-assessable when issued in accordance with the terms of the Certificate of Designations for the Series E Convertible Preferred Stock.

     We consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters.”

Very truly yours,
/s/ Guth / Christopher LLP
Guth / Christopher LLP